Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 333-148164, 333-132755 and 333-122825) and on Form S-3 (Nos. 333-149642, 333-1632822 and 333-140737) of MMR Information Systems, Inc. (formerly Favrille, Inc.) of our report dated April 15, 2009, relating to our audit of the consolidated financial statements, which appears in this Annual Report on Form 10-K of MMR Information Systems, Inc. (formerly Favrille, Inc.) for the year ended December 31, 2008.

Our report dated April 15, 2009, relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

/s/ SingerLewak LLP

Los Angeles, California
April 15, 2009